UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

Cutter & Buck, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

232217109
(CUSIP Number)

Thomas R. Hudson Jr., Pirate Capital LLC 200 Connecticut Avenue, 4th Floor Norwalk, CT 06854 (203) 854-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the object of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP: 232217109
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Pirate Capital LLC


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X


3 SEC USE ONLY


4 SOURCE OF FUNDS
Not Applicable (See Item 3)


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]


6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware


NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH
				7 	SOLE VOTING POWER
					559,635 (See Item 5)

				8 	SHARED VOTING POWER
					0

				9 	SOLE DISPOSITIVE POWER
					1,430,340 (See Item 5)

				10	SHARED DISPOSITIVE POWER
					0


				11 	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					1,430,340 (See Item 5)


				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13	PERCENT OF CLASS REPRESENTED BY
					AMOUNT IN ROW (11)
					12.78% (See Item 4)


				14	TYPE OF REPORTING PERSON*
					00 (See Item 2)





CUSIP: 232217109


1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas R. Hudson Jr.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X


3 SEC USE ONLY


4 SOURCE OF FUNDS
Not Applicable (See Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH

				7	SOLE VOTING POWER
					870,705 (See Item 5)


				8 	SHARED VOTING POWER
					559,635 (See Item 5)


				9 	SOLE DISPOSITIVE POWER
					0


				10	SHARED DISPOSITIVE POWER
					1,430,340 (See Item 5)

				11	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					1,430,340  (See Item 5)

				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13 	12.78% (See Item 4)


				14	TYPE OF REPORTING PERSON*
					IN



Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D/A relates is shares of common stock, no par value, of Cutter & Buck, Inc. whose principal executive offices are located at 701 North 34th Street, Suite 400,Seattle Washington 98103.



Item 2. Identity and Background

(a), (b), (c) and (f) This is amendment no. 6 to the Schedule 13D filed by Pirate Capital LLC and Thomas R. Hudson Jr. on July 21, 2004.
Pirate Capital LLC is a limited liability company, organized under the laws of Delaware, whose principal executive office is 200 Connecticut
Avenue, 4th Floor, Norwalk, Connecticut 06854. The principal business of Pirate Capital LLC is providing investment management services to investment partnerships and other entities. Thomas R. Hudson Jr. is the sole Member and Managing Member of Pirate Capital LLC and a citizen of the United States. Each of the aforesaid reporting persons is deemed to be the beneficial owner of an aggregate of 1,430,340 shares of the Common Stock of the Issuer (the Shares), which Shares are owned of record, in part, by each of Jolly Roger Fund LP, Jolly Roger Offshore Fund Ltd and Mint Master Fund
Ltd (the "Holders").

(d) and (e) Within the last five years, neither Pirate Capital LLC nor Thomas R. Hudson Jr. has been i) convicted in a criminal proceeding, or
ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Item 3. Source and Amount of Funds or Other Consideration

Funds for the purchase of the Shares were derived from available capital of the Holders. A total of $16,247,101.85 was paid to acquire the Shares as detailed in Item 5.



Item 4. Purpose of Transaction
On August 17, 2005, Jolly Roger Fund LP, for which Pirate Capital LLC acts as the General Partner, sent a formal notice to the Secretary of the Issuer (the "Notice") of its intention to nominate two individuals, David A. Lorber and Carlton B. Klein, for election to the Board of Directors of the Issuer (the "Board") and put forth four corporate governance proposals at the 2005 Annual
Meeting of Shareholder's of the Issuer. On the same date, Pirate Capital LLC delivered a letter (the "Notification Letter") to the Chairman of the Board of the Issuer, among other things, disclosing delivery of the Notice. A copy of the Notice is attached hereto as Exhibit A and incorporated herein by reference and a copy of the Notification Letter is attached hereto as Exhibit B and incorporated herein by reference.
Any descriptions of the Notice or the Notification Letter are qualified in their entirety by reference to the Notice and the Notification Letter.


Neither the Holders nor the Principals of the Holders have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Holders intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Company's response to the Holders' Notice and Notification Letter, the Company's financial position and strategic direction, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Holders may in the future take such actions with respect to their investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares or selling some or all of its Shares, and, alone or with others, pursuing further discussions with the Issuer, other shareholders and third parties, soliciting proxies in opposition to the Company's nominees for directors at the 2005 annual meeting of shareholders and in favor of certain corporate governance measures, and/or otherwise changing its intention with respect to any and all matters referred to in
Item 4.



Item 5. Interest in Securities of the Issuer

(a) and (b) By virtue of its position as general partner of Jolly Roger Fund LP and an agreement between it and the sole owner of Mint Master Fund, Ltd., Pirate Capital LLC has sole power to vote or direct the voting, and to dispose or direct the disposition of, all of the Shares owned by Jolly Roger Fund LP and Mint Master Fund Ltd. By virtue of an agreement between it and Jolly Roger Offshore Fund, Ltd. Pirate Capital LLC has sole disposition power with respect to all of the Shares owned by Jolly Roger Offshore Fund Ltd. By virtue of his position as sole Managing Member of Jolly Roger Offshore Fund Ltd, Thomas R. Hudson Jr. has sole voting power with respect to the Shares owned by Jolly Roger Offshore Fund Ltd. By virtue of his position as sole Managing Member of Pirate Capital LLC, Thomas R. Hudson Jr. is deemed to have shared voting power and shared disposition power with respect to all Shares as to which Pirate Capital, LLC has voting power or disposition power.

Based on the foregoing, Pirate Capital LLC has sole voting power with respect to 559,635 of the Shares and sole disposition power with respect to 1,430,340 of the Shares; Thomas R. Hudson Jr. has sole voting power with respect to 870,705 of the Shares and shared voting power with respect to 559,635 of the Shares and shared disposition power with respect to 1,430,340 of the Shares;

(b) All of the Shares were purchased by the Holders in open market transactions. The following sets forth all purchases made by each of the Holders in the last sixty days:


JOLLY ROGER OFFSHORE FUND LTD
Trade Date	Number of Shares	Price
2005-06-15	500			12.48
2005-06-15	400			12.50
2005-07-15	1,600 			12.53




Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None



Item 7. Material to Be Filed as Exhibits

	Exhibit A - Notice to Secretary of the Issuer from Jolly Roger Fund LP, dated August 17, 2005.

	Exhibit B - Letter from David A. Lorber on behalf of Pirate Capital LLC to Douglas G. Southern, Chairman of the Board of the Issuer, dated August 17, 2005.




Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: August 17, 2005

			Pirate Capital LLC




		   By: 	Thomas R. Hudson Jr.
			Portfolio Manager


Exhibit A

August 17, 2005
Cutter & Buck Inc.
701 North 34th Street
Suite 400
Seattle, WA 98103
Attn: Ernest R. Johnson, CFO and Secretary

Dear Mr. Johnson:

Pursuant to Section 10 and Section 11 of the Amended and Restated Bylaws (the "Bylaws") of Cutter & Buck, Inc. (the "Company"), Jolly Roger Fund LP (the "Fund") hereby gives notice of its intention to nominate two individuals for election to the Board of Directors of the Company (the "Board") and to set forth four corporate governance proposals at the 2005 Annual Meeting of Shareholders, including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof (the "Annual Meeting").

The Fund, an investment fund, is the record owner of 100 shares of common stock, no par value per share ("Common Stock"), of the Company and a beneficial owner of an additional 394,258 shares of Common Stock. The Fund intends to continue to hold these shares through the date of the Annual Meeting. Pirate Capital LLC ("Pirate Capital"), whose principal business is providing investment management services, is the general partner of the Fund. Thomas R. Hudson Jr. is the Managing Member of Pirate Capital. Pirate Capital is also the investment advisor to, and Mr. Hudson is a director of, Jolly Roger Offshore Fund LTD, an investment fund, which is the beneficial owner of 870,705 shares of Common Stock. Pirate Capital is also the investment adviser to Mint Master Fund Ltd. (together, with the Fund and Jolly Roger Offshore Fund, LTD, the "Funds"), an investment fund, which is the beneficial owner of 165,277 shares of Common Stock. Pirate Capital and Mr. Hudson, as the managing member of Pirate Capital, may be deemed to be the beneficial owners of the 1,430,340 shares of Common Stock that are collectively owned by the Funds. The business address for Pirate Capital and for the Funds is 200 Connecticut Avenue, 4th Floor, Norwalk, CT 06854.

According to Section 10 and Section 11 of the Bylaws, notice of the nomination of directors for election to the Board and notice of business at annual meetings must be delivered to, or mailed and received by, the Secretary of the Company at the principal executive offices of the Company by August 22, 2005 (not less than (60) days nor more than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of shareholders which was on October 21,
2004). The Fund's notice is being delivered prior to such deadline. The Fund does not acknowledge the validity of the procedures set forth in Section 10 and
Section 11 of the Bylaws and the execution and delivery of this notice by the Fund shall not be deemed to constitute a waiver of the Fund's right to contest the validity of such procedures.

The Fund, as the record owner and beneficial owner of shares of Common Stock, hereby gives notice of its intent to appear in person or by proxy at the Annual Meeting to nominate David A. Lorber and Carlton B. Klein (the "Nominees") for election as directors. Certain additional information regarding the Nominees is set forth in Exhibit A.

Pirate Capital has entered into a letter of agreement (the "Nominee Agreement") with each of the Nominees. A copy of the form of Nominee Agreement is attached hereto as Exhibit B. Pursuant to the Nominee Agreements, Pirate Capital has agreed, subject to certain exceptions, to pay all costs of a proxy contest, and to indemnify and hold each Nominee harmless from and against any and all losses, claims, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements incurred in connection with such Nominee being a candidate for election to the Board. The Nominees will not receive any compensation from Pirate Capital or the Funds for their services as directors of the Company if elected. If elected, the Nominees will be entitled to such compensation from the Company as is provided to other non-employee directors, which compensation is described in the Company's proxy statement furnished to shareholders in connection with the Annual Meeting.

Each of the Nominees has executed a consent to being nominated for election as a director of the Company and to serve as a director of the Company if elected at the Annual Meeting. Copies of the consents executed by each of the Nominees are attached hereto as Exhibit C.

The Fund reserves the right to nominate substitute or additional persons in the event that (1) the Board is expanded beyond its current size and/or (2) any of the current Nominees is unable for any reason (including by reason of the taking or announcement of any action that has, or if consummated would have, the effect of disqualifying any such Nominee) to serve as a director.

Exhibit D sets forth the name of each of the Funds and Nominees that purchased or sold Common Stock within the previous two years, the dates of the transactions and the amounts purchased or sold.

Except as disclosed herein or in any of the exhibits attached hereto, none of the Funds, Mr. Hudson or any of the Nominees: (i) owns any securities of the Company of record but not beneficially; (ii) owns beneficially any securities of the Company or any parent or subsidiary of the Company;
(iii) has, nor do any of their associates have, any agreement or understanding with any person with respect to any future employment by the Company or its affiliates; (iv) has, nor do any of their associates have, any agreement or understanding with any person with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (v) has, nor have any of their associates, engaged in or had a direct or indirect interest in any transaction, or series of similar transactions, since the beginning of the Company's last fiscal year, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of the persons listed in Item 404(a) of Regulation S-K ("Regulation S-K") had, or will have, a direct or indirect material interest; (vi) has, nor have any of their associates, been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last fiscal year in an amount in excess of $60,000; (vii) has any substantial interest, direct or indirect, in any matter to be acted upon proposed in this notice aside from their respective interests as shareholders of the Company; (viii) has borrowed any funds for the purpose of acquiring or holding any securities of the Company; (ix) is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (x) has, during the past 10 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (xi) has, during the past 5 years, been involved in any of the legal proceedings described in Item 401(f) of Regulation S-K. The term "associates" shall have the meaning as that term is defined in Rule 14a-1 of Regulation 14A under the Securities Exchange Act of 1934, as amended. Except as otherwise set forth in this notice, there are no material proceedings in which any of the Nominees or any of their associates is a party adverse to the Company or any of its subsidiaries, or proceedings in which any of the Nominees or their associates have a material interest adverse to the Company or any of its subsidiaries. None of the Nominees has ever served on the Board. Except as otherwise set forth in this notice, none of the Nominees or any of their associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to other plans or other compensation from, or related to, services rendered on behalf of the Company, or is subject to any arrangement described in Item 402 of Regulation S-K.

Except as otherwise set forth in this notice, none of the relationships regarding the Nominees described in Item 404(b) of Regulation S-K exists or has existed. To the knowledge of the Fund, there are no relationships involving any of the Nominees or any of their associates that would have required disclosure under Item 402(j) of Regulation S-K had the Nominees been directors of the Company. There are no family relationships (as defined in Section 401(d) of Regulation S-K) between any Nominees and any director or officer of the Company or person nominated by the Company to become a director or executive officer.

In addition, the Fund, as the record owner and beneficial owner of shares of Common Stock, hereby gives notice of its intent to appear in person or by proxy at the Annual Meeting to propose that the shareholders urge the Board to take the following actions:

1.	Accelerate the expiration of the shareholders rights plan to no later
	than November 1, 2005;
2.	Eliminate the classification of the Board;
3.	Eliminate the supermajority provisions contained within Article 9(a) of
	the Company's Articles of Incorporation; and
4.	Eliminate the restriction against cumulative voting for directors.

The purpose of these proposals is to improve the Company's corporate governance for the benefit of all shareholders.

If the Fund proceeds with a solicitation of proxies in support of the nominations and proposals, it is anticipated that the Funds and Pirate Capital, as well as certain employees of Pirate Capital, would be participants in such solicitation, and would engage a proxy solicitation agent whose fees and number of employees to be employed for such solicitation would be agreed upon at the time of such engagement. The business address of each such employee would be the same as that of the proxy solicitation agent.

The Funds would bear the cost of any such proxy solicitation, but would intend to seek reimbursement for the cost of any such solicitation from the Company if any of the Nominees are elected as directors or any of its proposals are approved. The Funds do not intend to seek shareholder approval for such reimbursement. While no precise estimate of this cost can be made at the present time, the Funds currently estimate that they would spend a total of approximately $250,000 for such solicitation of proxies, including expenditures for attorneys, proxy solicitation agents, and advertising, public relations, printing, transportation and related expenses. As of the date hereof, the Funds have not incurred any solicitation expenses. In addition to soliciting proxies by mail, proxies may be solicited in person, by telephone or facsimile, through advertisements or otherwise.

The information included herein and in the exhibits attached hereto represents the Fund's best knowledge as of the date hereof. The Fund reserves the right, in the event such information shall be or become inaccurate, to provide corrective information to the Company as soon as reasonably practicable, although the Fund does not commit to update any information which may change from and after the date hereof. If this notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any Nominee or the making of any proposal at the Annual Meeting, or if any individual Nominee shall be unable to serve for any reason, this notice shall continue to be effective with respect to the remaining Nominees and proposals and as to any replacement Nominees or proposals selected by the Fund.

In addition, the Fund requests written notice as soon as practicable of any alleged defects in this notice and reserves the right, following receipt of such notice, to challenge and/or attempt to cure any such alleged defect.

Please direct any questions regarding the information contained in this notice to Eleazer Klein, Esq. (212) 756-2376 of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022.

JOLLY ROGER FUND LP

By: Pirate Capital, LLC, its General Partner

By:
Name:	Thomas R. Hudson Jr.
Title:	Managing Member

cc:	Douglas R. Southern, Chairman
	John Thomson Wyatt, President, CEO, and Director
	Larry C. Mounger, Director
	Henry L. Kotkins Jr, Director
	James C. Towne, Director
	Whitney R. Tilson, Director


  Exhibit A

David A. Lorber, 27. Mr. Lorber has been a Director and Senior Investment Analyst at Pirate Capital LLC, since 2003. Prior to joining Pirate Capital, Mr. Lorber was an Analyst at Vantis Capital Management LLC, a money management firm and hedge fund, from 2001 to 2003. Prior to that, Mr. Lorber held an Associate position at Cushman & Wakefield, Inc. Mr. Lorber earned his B.S. from Skidmore College in 2000. The principal business address of Mr. Lorber is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854. The principal residence of Mr. Lorber is Woodbridge, Connecticut 06525. Mr. Lorber is an investor in affiliates of Pirate Capital LLC and is employed by Pirate Capital LLC. Mr. Lorber does not own any shares of the Company either beneficially or of record.

Carlton B. Klein, 49. Mr. Klein is a Portfolio Manager for Pirate Capital LLC. Prior to joining Pirate Capital, Mr. Klein was a Managing Director and Chief Risk Officer at Citigroup Alternative Investments.  From 1994-
2004, Mr. Klein served as Managing Director and Portfolio Manager at Citigroup/Citibank, N.A. Prior to that, he was a Vice President at
Citigroup from 1989 to 1994. He served as Chairman of one portfolio company (7 years), and was formerly President of another portfolio company
(2 years). From 1985 to 1988, he was Vice President in the Private Placements at General Electric Investment Corp. From 1982 to 1985, he was a Vice President at Fleet Venture Resources. From 1978 to 1981, Mr. Klein was with
General Electric Company in manufacturing and strategic planning.   Mr. Klein
earned his Masters in Business Administration from Harvard Business School in Boston, Massachusetts in 1982 and his B.S. in 1978 from Worcester Polytechnic Institute in Worcester, Massachusetts. The principal business address of Mr. Klein is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854.
The principal residence of Mr. Klein is Wilton, Connecticut 06897.  Mr.
Klein is employed by Pirate Capital LLC. Mr. Klein does not own any shares of the Company either beneficially or of record.

  Exhibit B

FORM NOMINEE AGREEMENT

Dear Nominee:

We are pleased that you have agreed to become a member of a slate of nominees (the "Slate") of Pirate Capital, LLC (the "Fund") to stand for election as a director of Cutter & Buck, Inc. ("Cutter" or "the Company") at the 2005
Annual Meeting of Shareholders of Cutter (the "2005 Annual Meeting"), expected to be held in October 2005, or a special meeting of shareholders of Cutter called for a similar purpose. This letter will confirm our understanding regarding your nomination.

	1. 	The Fund shall pay all costs of the proxy contest to be
	conducted by the Fund in connection with the 2005 Annual Meeting (the
	"Proxy 	Contest"); provided however that the Fund reserves the right
	to seek reimbursement for such costs from Cutter.

	2.	You understand that it may be difficult, if not impossible,
	to replace nominees who, such as yourself, have agreed to serve on the Slate and later change their minds and determine not to seek election. Accordingly, the Fund is relying upon your agreement to seek nomination. In that regard, you are being supplied with a questionnaire (a "Questionnaire") in which you will provide the Fund with information necessary for the Fund to make appropriate disclosures both to Cutter and for use in creating the proxy material to be sent to shareholders of Cutter that will be filed with the Securities and Exchange Commission. You have agreed that (i) you will immediately complete and sign the questionnaire and return it to the undersigned and (ii) your responses to the questions contained therein will be true and correct in all respects. The Fund has also enclosed a form letter (the "Consent Letter") to Cutter informing Cutter that you consent to being a nominee of the Fund for the election as a director of Cutter and, if elected, consent to serve as a director of Cutter.

	3.	The undersigned hereby agrees that, so long as you actually
	serve on the Slate, the Fund will defend, indemnify and hold you harmless from and against any and all losses, claims, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) incurred by you in the event that you become
	a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof relating solely to your role as a nominee for director of Cutter on the Slate. Your right of indemnification hereunder shall continue after the election has taken place but only for events which occurred during the period from the date hereof until the date of the 2005 Annual Meeting or special meeting of shareholders regarding the election of the Slate in the event that you are a candidate for election at such meeting. Anything to the contrary herein notwithstanding, the Fund is not indemnifying you for any action taken by you or on your behalf which occurs prior to the date hereof or subsequent to the 2005 Annual Meeting or special meeting of shareholders regarding the election of the Slate or such earlier time as you are no longer a nominee of the Slate for election to Cutter's Board of Directors or for any actions taken by you as a director of Cutter, if you are elected. Nothing herein shall be construed to provide you an
	indemnity: (i) 	in the event you are found to have engaged in a violation
	of any provision of 	state or federal law in connection with the Proxy
	Contest unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; (ii) if you acted in a manner which constitutes gross negligence or willful misconduct; or (iii) if the claim results from any misstatement or omission of material fact in your Questionnaire. In the event that you shall make any claim for indemnification hereunder, you shall promptly notify the Fund in the event of any third-party claims actually made against you or known by you to be threatened. In addition, with respect to any such claim, the Fund shall be entitled to control your defense with counsel chosen by the Fund. The Fund shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent. However, the Fund may not enter into any settlement of any such claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

	4. 	Each of us recognizes that should you be elected to the Board of
	Directors of Cutter all of your activities and decisions as a director
	will be governed by applicable law and subject to your fiduciary duties
	to the shareholders of Cutter and, as a result, that there is, and can be,
	no agreement between you and the Fund which governs the decisions which you
	will make as a director of Cutter.

	5.	This letter sets forth the entire agreement between the Fund and you
	as to the subject matter contained herein, and cannot be amended, modified
	or terminated except by a writing executed by the Fund and you.  This letter
	shall be governed by the laws of the State of New York, without giving
	effect to principles of conflicts of law.

Should the foregoing agree with your understanding, please so indicate in the space provided below, and return this letter to the Fund, together with the completed Questionnaire and Consent Letter, whereupon this letter will become a binding agreement between us.

Very truly yours,


Pirate Capital, LLC

By:		/s/ Thomas R. Hudson Jr.
Name:	Thomas R. Hudson Jr.
Title:	Portfolio Manager

Agreed to and accepted as
Of the date first written above:


Nominee


  Exhibit C

CONSENT OF NOMINEE

The undersigned hereby consents to being named as a nominee for election as a director of Cutter & Buck, Inc. (the "Company"), in the proxy statement and other materials concerning the undersigned's nomination in connection with the solicitation of proxies from shareholders of the Company to be voted at the 2005 annual meeting of shareholders of the Company or special meeting of shareholders regarding the election of directors and, including any adjournments or postponements thereof, and further consents to serve as a director of the Company, if elected.

/s/ David A. Lorber

David A. Lorber

CONSENT OF NOMINEE

The undersigned hereby consents to being named as a nominee for election as a director of Cutter & Buck, Inc. (the "Company"), in the proxy statement and other materials concerning the undersigned's nomination in connection with the solicitation of proxies from shareholders of the Company to be voted at the 2005 annual meeting of shareholders of the Company or special meeting of shareholders regarding the election of directors and, including any adjournments or postponements thereof, and further consents to serve as a director of the Company, if elected.

/s/ Carlton B. Klein

Carlton B. Klein


  Exhibit D

PURCHASES AND SALES OVER PAST TWO YEARS

The following table sets forth the name of each of the Funds and Nominees who purchased or sold Common Stock within the previous two years, the dates of the transactions and the amounts purchased or sold:

JOLLY ROGER OFFSHORE FUND LTD.
Trade Date	Quantity
2004-03-02	40.00
2004-03-02	4,960.00
2004-03-10	3,000.00
2004-03-12	1,100.00
2004-03-12	1,000.00
2004-03-15	5,000.00
2004-03-22	695.00
2004-03-22	3,000.00
2004-03-25	600.00
2004-03-25	4,400.00
2004-03-26	400.00
2004-04-01	900.00
2004-04-14	5,000.00
2004-04-29	100.00
2004-04-29	100.00
2004-04-29	100.00
2004-04-29	200.00
2004-04-29	200.00
2004-04-29	200.00
2004-04-29	100.00
2004-04-29	700.00
2004-04-29	600.00
2004-04-29	500.00
2004-04-29	500.00
2004-04-29	500.00
2004-04-29	400.00
2004-04-29	300.00
2004-04-29	200.00
2004-04-29	1,900.00
2004-04-29	1,500.00
2004-04-29	1,100.00
2004-04-29	1,000.00
2004-04-29	1,000.00
2004-04-29	992.00
2004-04-29	800.00
2004-04-29	700.00
2004-05-20	100.00
2004-05-20	1,200.00
2004-05-20	800.00
2004-05-20	2,600.00
2004-05-20	1,800.00
2004-05-25	400.00
2004-05-25	100.00
2004-05-25	5,000.00
2004-05-25	5,000.00
2004-05-25	2,560.00
2004-05-25	2,500.00
2004-05-25	1,000.00
2004-05-25	900.00
2004-05-25	600.00
2004-05-25	440.00
2004-05-26	2,950.00
2004-05-26	1,090.00
2004-05-26	1,000.00
2004-05-26	900.00
2004-05-26	900.00
2004-05-26	700.00
2004-05-26	250.00
2004-05-26	100.00
2004-05-26	4,200.00
2004-06-09	5,000.00
2004-06-16	700.00
2004-06-16	20,000.00
2004-06-16	7,100.00
2004-06-16	5,100.00
2004-06-18	700.00
2004-06-22	2,500.00
2004-06-24	5,000.00
2004-06-28	20,595.00
2004-06-29	1,070.00
2004-06-30	14,430.00
2004-07-06	6,450.00
2004-07-07	20,000.00
2004-07-08	17,822.00
2004-07-08	2,000.00
2004-07-13	15,045.00
2004-07-14	10,000.00
2004-07-15	4,310.00
2004-07-20	10,000.00
2004-07-21	9,000.00
2004-07-21	5,600.00
2004-07-21	3,400.00
2004-07-22	5,900.00
2004-07-27	34,250.00
2004-07-27	400.00
2004-07-28	30,000.00
2004-07-30	1,982.00
2004-08-02	5,000.00
2004-08-02	5,000.00
2004-08-02	3,700.00
2004-08-02	3,000.00
2004-08-02	3,000.00
2004-08-02	3,000.00
2004-08-02	3,000.00
2004-08-04	3,700.00
2004-08-04	1,100.00
2004-08-04	200.00
2004-08-04	100.00
2004-08-05	6,600.00
2004-08-05	5,000.00
2004-08-05	500.00
2004-08-06	100.00
2004-08-06	4,700.00
2004-08-06	1,900.00
2004-08-06	1,400.00
2004-08-11	900.00
2004-08-11	10,000.00
2004-08-11	10,000.00
2004-08-11	4,100.00
2004-08-11	4,100.00
2004-08-25	13,300.00
2004-08-30	5,000.00
2004-09-28	600.00
2004-09-30	10,000.00
2004-10-06	2,000.00
2004-10-07	2,025.00
2004-10-12	1,460.00
2004-10-13	500.00
2004-10-21	2,000.00
2004-10-22	2,260.00
2004-10-27	5,000.00
2004-11-01	7,300.00
2004-11-04	3,710.00
2004-11-05	100.00
2004-11-05	100.00
2004-11-05	2,965.00
2004-12-09	940.00
2004-12-09	568.00
2004-12-09	1,060.00
2004-12-10	100.00
2004-12-10	148.00
2004-12-10	100.00
2004-12-10	2,171.00
2004-12-10	2,100.00
2004-12-10	700.00
2004-12-10	600.00
2004-12-10	5,500.00
2004-12-10	5,100.00
2004-12-13	100.00
2004-12-13	100.00
2004-12-13	200.00
2004-12-13	100.00
2004-12-13	100.00
2004-12-13	100.00
2004-12-13	21,864.00
2004-12-13	14,800.00
2004-12-13	11,880.00
2004-12-13	1,200.00
2004-12-13	1,000.00
2004-12-13	200.00
2004-12-14	100.00
2004-12-14	100.00
2004-12-14	4,587.00
2004-12-14	800.00
2004-12-14	400.00
2004-12-14	313.00
2004-12-14	300.00
2004-12-14	200.00
2004-12-14	200.00
2004-12-14	100.00
2004-12-14	19,400.00
2004-12-14	5,000.00
2004-12-14	5,000.00
2004-12-15	1,800.00
2004-12-15	14,476.00
2004-12-16	21,100.00
2004-12-17	200.00
2004-12-17	100.00
2004-12-17	7,600.00
2004-12-17	5,000.00
2004-12-17	5,000.00
2004-12-20	2,500.00
2004-12-20	5,000.00
2004-12-20	2,669.00
2005-01-04	100.00
2005-01-04	800.00
2005-01-04	100.00
2005-01-04	100.00
2005-01-06	200.00
2005-01-06	5,000.00
2005-01-06	5,000.00
2005-01-06	3,281.00
2005-01-06	1,519.00
2005-01-06	5,000.00
2005-01-07	5,000.00
2005-01-10	5,000.00
2005-01-11	200.00
2005-01-11	900.00
2005-01-11	500.00
2005-01-11	18,000.00
2005-01-11	17,716.00
2005-01-11	6,800.00
2005-01-11	5,884.00
2005-01-12	1,500.00
2005-01-12	1,492.00
2005-01-26	2,500.00
2005-01-31	100.00
2005-01-31	281.00
2005-02-18	300.00
2005-03-14	2,400.00
2005-03-15	3,700.00
2005-03-16	1,228.00
2005-03-21	100.00
2005-03-21	5,000.00
2005-03-21	2,600.00
2005-03-21	1,220.00
2005-03-21	400.00
2005-03-21	320.00
2005-03-21	200.00
2005-03-21	100.00
2005-03-31	200.00
2005-03-31	10,587.00
2005-03-31	2,100.00
2005-03-31	2,000.00
2005-03-31	1,900.00
2005-03-31	1,100.00
2005-03-31	1,100.00
2005-04-14	300.00
2005-04-15	300.00
2005-04-15	200.00
2005-04-15	5,000.00
2005-04-15	4,500.00
2005-04-18	5,000.00
2005-05-02	500.00
2005-05-03	1,707.00
2005-05-03	5,000.00
2005-05-04	2,649.00
2005-05-05	5,000.00
2005-05-05	5,000.00
2005-05-05	3,339.00
2005-05-06	5,000.00
2005-06-13	10,600.00
2005-06-15	500.00
2005-06-15	400.00
2005-07-15	1,600.00


JOLLY ROGER FUND LP
Trade Date	Quantity
2004-03-03	1,800.00
2004-03-11	1,015.00
2004-03-16	200.00
2004-03-16	5,000.00
2004-03-24	100.00
2004-03-25	3,900.00
2004-03-25	1,100.00
2004-03-25	5,000.00
2004-04-16	13,400.00
2004-04-16	(1,213.00)
2004-05-19	800.00
2004-05-20	100.00
2004-05-20	10,300.00
2004-05-20	700.00
2004-05-20	500.00
2004-05-20	100.00
2004-05-21	3,378.00
2004-05-21	600.00
2004-05-21	500.00
2004-05-21	100.00
2004-05-25	5,000.00
2004-05-25	5,000.00
2004-05-25	5,000.00
2004-05-25	2,100.00
2004-05-25	1,960.00
2004-05-25	800.00
2004-05-27	1,100.00
2004-05-27	700.00
2004-05-27	2,309.00
2004-06-09	800.00
2004-06-09	200.00
2004-06-09	10,000.00
2004-06-09	3,400.00
2004-06-16	20,000.00
2004-06-18	200.00
2004-06-18	800.00
2004-06-18	700.00
2004-06-22	2,500.00
2004-06-23	8,900.00
2004-06-24	5,000.00
2004-06-28	20,000.00
2004-07-02	9,756.00
2004-07-07	9,728.00
2004-07-09	2,100.00
2004-07-12	28,855.00
2004-07-14	10,000.00
2004-07-16	3,200.00
2004-07-20	10,000.00
2004-07-21	100.00
2004-07-21	9,000.00
2004-07-21	8,200.00
2004-07-21	700.00
2004-07-27	34,250.00
2004-07-28	12,000.00
2004-08-02	3,000.00
2004-08-02	3,000.00
2004-08-02	3,000.00
2004-08-05	500.00
2004-08-05	5,000.00
2004-08-05	700.00
2004-08-05	9,300.00
2004-08-06	(100.00)
2004-08-11	5,000.00
2004-08-11	500.00
2004-08-11	9,500.00
2004-08-12	400.00
2004-08-16	2,100.00
2004-08-25	10,000.00
2004-08-26	2,120.00
2004-08-31	300.00
2004-09-08	5,000.00
2004-09-08	5,000.00
2004-09-08	5,000.00



MINT MASTER FUND, LTD.
Trade Date	Quantity

2004-03-09	2,000.00
2004-03-09	5,000.00
2004-03-09	5,000.00
2004-04-14	100.00
2004-04-14	100.00
2004-04-14	3,600.00
2004-04-14	800.00
2004-04-14	400.00
2004-05-18	200.00
2004-05-18	600.00
2004-05-25	2,300.00
2004-05-25	5,000.00
2004-05-28	690.00
2004-05-28	900.00
2004-05-28	800.00
2004-06-16	11,730.00
2004-06-21	400.00
2004-06-28	5,000.00
2004-07-01	20,175.00
2004-07-14	11,200.00
2004-07-19	7,000.00
2004-07-20	35,430.00
2004-07-21	8,125.00
2004-08-05	5,400.00
2004-08-05	5,000.00
2004-08-05	3,000.00
2004-08-05	1,600.00
2004-08-11	4,500.00
2004-08-11	500.00

Exhibit B

August 17, 2005
Cutter & Buck Inc.
701 North 34th Street
Suite 400
Seattle, WA 98103
Attn: Douglas G. Southern, Chairman of the Board

Dear Mr. Southern:

Today Jolly Roger Fund LP, an investment fund affiliated with Pirate
Capital LLC, furnished Cutter & Buck, Inc. ("Cutter" or the "Company") with advance notice of its intention to nominate directors and propose certain corporate governance initiatives to be taken up at the 2005 annual meeting of shareholders. Pirate Capital LLC ("Pirate Capital" or "we") has exhausted considerable time and resources working with your Board toward implementing shareholder-friendly corporate governance initiatives at Cutter that would bring the Company's practices more in line with the governance standards demanded by today's capital markets. Unfortunately, the Board's refusal to institute our proposals, except in a manner which defers board accountability for several years and that does not provide for a current voice of shareholders, indicates its support of the Company's current governance structure which promotes entrenchment and dilutes the voice of all shareholders.

The Board's letter of August 15, 2005 proposes the "phase out" of the current classified board structure and supermajority voting provisions by 2008. This proposal demonstrates the Board is unwilling to be held immediately accountable, on an annual basis, for the financial performance of the Company. The Board's staunch opposition to declassifying the board and eliminating supermajority voting provisions by the time of the 2005 annual meeting, coupled with the incumbent directors' lack of material share ownership, strongly suggests to us that the Board's interests are not sufficiently aligned with those of all shareholders. The nomination of our representatives to serve as directors will ensure that all shareholders' interests are to be meaningfully represented in sculpting the Company's governance practices.

Pirate Capital's letter of July 20, 2005 was intended to motivate the Board to adopt modern corporate governance standards beneficial to all shareholders and other relevant constituents, including the Company's employees. Toward that end, we expect that Pirate Capital's governance proposals will lend further stability to CEO John Thomson Wyatt's management team. Pirate Capital recognizes the dedication and hard work of the Company's employees and believes that governance reform will bring an added level of strength to the Company. Should Pirate Capital's proposed nominees be elected we intend to propose the expansion of the Board to seven members in order to accommodate the re-election of Mr. Wyatt to the Board of Directors.

In the current corporate governance environment, investors, interest groups and regulators have shed a new light on the importance of sound corporate governance policies and the responsibility of directors as the fiduciaries of shareholder capital. As the Company's largest shareholder, Pirate Capital is committed to promoting shareholder democracy at Cutter & Buck, Inc. which will give all shareholders, as the true owners of the Company, the rights they deserve.

At the 2005 annual meeting, shareholders will be given the opportunity to cast their vote for Pirate Capital's director nominees to advocate these critical corporate governance changes.

Very truly yours,

David A. Lorber
cc:	John Thomson Wyatt, President, CEO, and Director
	Larry C. Mounger, Director
	Henry L. Kotkins Jr, Director
	James C. Towne, Director
	Whitney R. Tilson, Director